UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)

Canadian Superior Energy Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

136644101

(CUSIP Number)

Warren T. Lazarow, Esq.	Paul S. Scrivano, Esq.
O'Melveny & Myers LLP	O’Melveny & Myers LLP
2765 Sand Hill Road	Times Square Tower
Menlo Park, CA 94025	7 Times Square
(650) 473-2600	New York, New York 10036
(212) 326-2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 15, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-02)	Page 1 of 22

CUSIP No. 136644101

1.	Names of Reporting Persons

Palo Alto Investors

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____
6.	Citizenship or Place of Organization	California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 15,752,500
9. Sole Dispositive Power 0
10. Shared Dispositive Power 15,752,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	15,752,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13.	Percent of Class Represented by Amount in Row (11)	9.3%

14.	Type of Reporting Person (See Instructions)	CO, HC

CUSIP No. 136644101

1.	Names of Reporting Persons

Palo Alto Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____
6.	Citizenship or Place of Organization	California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 15,752,500
9. Sole Dispositive Power 0
10. Shared Dispositive Power 15,752,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	15,752,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13.	Percent of Class Represented by Amount in Row (11)	9.3%

14.	Type of Reporting Person (See Instructions)	IA, OO

CUSIP No. 136644101

1.	Names of Reporting Persons

William Leland Edwards

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____
6.	Citizenship or Place of Organization	_______

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 50,000
8. Shared Voting Power 15,752,500
9. Sole Dispositive Power 50,000
10. Shared Dispositive Power 15,752,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	15,802,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)	______

13.	Percent of Class Represented by Amount in Row (11)	9.3%

14.	Type of Reporting Person (See Instructions)	IN, HC

CUSIP No. 136644101

1.	Names of Reporting Persons

Anthony Joonkyoo Yun, MD

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____
6.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 15,752,500
9. Sole Dispositive Power 0
10. Shared Dispositive Power 15,752,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	15,752,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13.	Percent of Class Represented by Amount in Row (11)	9.3%

14.	Type of Reporting Person (See Instructions)	IN, HC

CUSIP No. 136644101

Item 1.	Security and Issuer

This statement relates to the Common Shares (the "Stock") of Canadian Superior Energy Inc. (the "Issuer"). The principal executive office of the Issuer is located at Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada, T2P 2V6.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	William Leland Edwards, Palo Alto Investors, LLC ("PAI LLC"), Palo Alto Investors ("PAI Corp") and Anthony Joonkyoo Yun, MD (collectively, the "Filers").

(b)	The business address of the Filers is:

470 University Avenue, Palo Alto, CA 94301

(c)	Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

PAI LLC is an investment adviser registered with the Securities and Exchange Commission and is the general partner of, and investment adviser to, investment limited partnerships. The sole manager of PAI LLC is PAI Corp. Mr. Edwards is the controlling shareholder of PAI Corp and the controlling owner of PAI LLC. Mr. Yun is the president of PAI Corp and PAI LLC.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Edwards and Mr. Yun are United States citizens.

CUSIP No. 136644101

Item 3.            Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
PAI LLC	Funds Under Management	$32,303,231

Item 4.	Purpose of Transaction

The Filers acquired the Stock for investment purposes. On September 29, 2008, Greg Noval sent a letter to Palo Alto Investors on behalf of the Issuer's Board of Directors responding to a letter from Palo Alto Investors sent earlier in the day, and Palo Alto Investors sent a further response to the Board. A copy of that correspondence is incorporated by reference herein as Exhibit B. On November 5, 2008, PAI LLC sent a letter to the Board (the “November 5 Letter”), a copy of which is incorporated by reference herein as Exhibit F. On February 11, 2009, PAI LLC sent a letter to the Board questioning the timing and strategy of the Issuer’s proposed monetization of part of its Block 5(c) assets in Trinidad and Tobago (the “February 11 Letter”). On February 12, 2009, PAI LLC issued a press release including the text of the February 11 Letter and requesting additional disclosure by the Issuer with regard to its financial position and the status of that project and requesting that the Issuer hold a public conference call to update shareholders. A copy of that press release is incorporated by reference herein as Exhibit G. On February 17, 2009, PAI LLC delivered to the Issuer a requisition for a special meeting of the Issuer’s shareholders for the purpose, among other things, of removing all of the directors on the Issuer’s board of directors and replacing such directors with PAI LLC’s nominees (the “Requisition”). Also on February 17, 2009, PAI LLC issued a press release announcing that it had requisitioned a special meeting of the Issuer’s shareholders for that purpose (the “February 17 Press Release”). Once a record date and meeting date for the shareholders meeting have been established, a dissident proxy circular will be mailed to shareholders of record by PAI LLC.  The dissident proxy circular will provide details regarding each of PAI LLC's nominees to the Issuer's Board of Directors.  Shareholders are urged to carefully read the dissident proxy circular and other documents when they are available. A copy of the Requisition is incorporated by reference herein as Exhibit H, and a copy of the February 17 Press Release is incorporated by reference herein as Exhibit I. On March 10, 2009, PAI LLC sent a letter to the Board (the “March 10 Letter”) noting that no response had been provided to its February 11, 2009 inquiry regarding the Issuer’s proposed monetization of part of its Block 5(c) assets in Trinidad and Tobago and requesting a meeting with the full Board to discuss strategic and financing alternatives to monetizing the Block 5(c) assets. A copy of the March 10 Letter is incorporated herein by reference as Exhibit J. On March 16, 2009, PAI LLC sent a letter (the “March 16 Letter”) to the Board. The March 16 Letter was sent in response to an electronic mail message sent by Greg Noval (the “March 10 Noval E-mail”) to PAI LLC responding to the March 10 Letter sent earlier in the day on March 10, 2009, and in response to a letter from C. Alexander Squires, a director and chair of the Audit Committee of the Issuer's Board of Directors (the “March 12 Board Letter”) to PAI LLC on behalf of the Issuer's Board of Directors responding to the March 10 Letter. The March 16 Letter attaches a draft term sheet that PAI LLC believes is reflective of the type of transaction that is available to the Issuer from third parties if the Issuer would be willing to enter into discussions with such third parties (the “Draft Term Sheet”) and which could serve as a potential alternative to the Issuer’s proposed sale of part of its Block 5(c) assets in Trinidad and Tobago. The March 16 Letter also attaches copies of the March 10 Noval E-Mail and the March 12 Board Letter. The foregoing descriptions of the March 16 Letter, the Draft Term Sheet, the March 10 Noval Email and the March 12 Board Letter are each qualified in their entirety by reference to the terms of such documents. A copy of the March 16 Letter is incorporated herein by reference as Exhibit K. On April 1, 2009, PAI LLC issued, via press release, an open letter (the “April 1 Letter”) to the Board of Directors and Shareholders of the Issuer describing PAI LLC’s view of the failings, misconduct and inadequate corporate governance of the current Board and again demanding that the Board be reconstituted to include truly independent Directors with relevant international oil and gas expertise. The foregoing description of the April 1 Letter is qualified in its entirety by reference to the terms of such document. A copy of the April 1 Letter is incorporated herein by reference as Exhibit L. On April 2, 2009, Mr. V. Phil Lalonde of

CUSIP No. 136644101

Brownlee LLP wrote PAI LLC on behalf of Greg Noval, asserting, among other things, that the April 1 Letter contains statements that defame Mr. Noval. On April 3, 2009, Canadian counsel to PAI LLC, Blake, Cassels & Graydon LLP, sent a letter to Mr. Lalonde responding to his April 2, 2009 letter. The foregoing description of the April 3 Letter is qualified in its entirety by reference to the terms of such document. A copy of the April 3 Letter is incorporated herein by reference as Exhibit M.

Recent Developments: On May 15, 2009, PAI LLC commenced soliciting proxies from up to 15 shareholders of the Issuer, on a non-public basis as permitted by the Alberta Securities Commission, to vote in favor of PAI LLC's eight nominees (the “Nominees”) for election to the Issuer's Board of Directors at the June 26, 2009 annual and special meeting of the Issuers’ shareholders and to approve certain amendments to the Issuer’s By-laws, by way of a letter (the “May 15 Letter”). The May 15 Letter lists the Nominees, and attaches biographical information regarding each of the Nominees, a copy of the November 5 Letter (incorporated herein by reference as Exhibit F), a copy of the April 1 Letter (incorporated herein by reference as Exhibit L) and a form of proxy. The foregoing description of the May 15 Letter and all attachments thereto is qualified in its entirety by reference to the terms of such documents. A copy of the May 15 Letter is attached hereto as Exhibit N.

In pursuing their investment purposes, the Filers may from time to time further purchase, hold, vote, trade, dispose of, engage in option, swap or other derivative securities transactions with respect to or otherwise deal in the Stock at times, and in such manner, as they deem advisable to benefit from changes in the Stock's market price, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Filers routinely will monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure and prevailing market conditions, as well as alternative investment opportunities, the Filers' liquidity requirements and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Filers may discuss such matters with the Issuer's management, Board of Directors, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may affect materially, and result in, the Filers' modifying their ownership of the Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing or taking one or more of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Filers may reconsider and change their plans or proposals relating to the Stock at any time.

Item 5.	Interest in Securities of the Issuer

(a), (b), (d) Each Filer's beneficial ownership of the Stock on the date of this report is reflected on that Filer's cover page. PAI LLC is an investment adviser with the power to invest in, vote and dispose of the Stock on behalf of its clients. Its clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No client individually holds more than 5% of the outstanding Stock. Mr. Edwards is the controlling shareholder of PAI Corp, which is the sole manager of PAI LLC, and is the controlling owner of PAI LLC. Mr. Yun is the president of PAI Corp and PAI LLC. The Filers are filing this Schedule 13D jointly, but not as members of a group, and each of them expressly disclaims membership in a group. Each Filer disclaims beneficial ownership of the Stock except to the extent of that Filer's pecuniary interest therein.

(c)           There were no transactions in the Stock by the Filers during the 60 days before the date on the cover page.

Item 6.  Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

PAI LLC is the general partner of investment partnerships pursuant to agreements of limited partnership that grant to PAI LLC the authority, among other things, to invest the funds of such investment

CUSIP No. 136644101

partnerships in the Stock, to vote and dispose of the Stock and to file this statement on behalf of such investment partnerships. Pursuant to such agreements, PAI LLC is entitled to allocations based on assets under management and realized and unrealized gains.

In addition, 750,000 shares of the Stock are represented by warrants, the form of which is incorporated by reference herein as Exhibit C. In addition, those warrants are governed by and subject to the terms of a Securities Purchase Agreement and Registration Rights Agreement, the forms of which are incorporated by reference herein as Exhibits D and E.

Item 7.	Material to Be Filed as Exhibits
Exhibit A	Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

Exhibit B

Correspondence dated September 29, 2008 between the Issuer's Board of Directors and Palo Alto Investors incorporated by reference to the Filers’ initial Schedule 13D and Amendment No. 1 thereto both filed September 30, 2008

Exhibit C	Form of Warrant to Purchase Shares of Common Stock incorporated by reference to the Issuer's Form F-3 filed September 26, 2008

Exhibit D	Form of Securities Purchase Agreement incorporated by reference to the Issuer's Form F-3 filed September 26, 2008

Exhibit E	Form of Registration Rights Agreement incorporated by reference to the Issuer's Form F-3 filed September 26, 2008

Exhibit F	Letter dated November 5, 2008 from PAI LLC to the Issuer's Board of Directors incorporated by reference to Amendment No. 2 to this Schedule 13D filed November 6, 2008

Exhibit G	Press Release by PAI LLC dated February 12, 2009 including the text of the February 11 Letter incorporated by reference to Amendment No. 3 to this Schedule 13D filed February 12, 2009

Exhibit H	Requisition delivered by PAI LLC to the Issuer dated February 17, 2009 incorporated by reference to Amendment No. 4 to this Schedule 13D filed February 17, 2009

Exhibit I	Press Release by PAI LLC dated February 17, 2009 incorporated by reference to Amendment No. 4 to this Schedule 13D filed February 17, 2009

Exhibit J	Letter dated March 10, 2009 from PAI LLC to the Issuer's Board of Directors incorporated by reference to Amendment No. 5 to this Schedule 13D filed March 10, 2009

Exhibit K

Letter dated March 16, 2009 from PAI LLC to the Issuer's Board of Directors (attaching the Draft Term Sheet, and the electronic mail message dated March 10, 2009 from Greg Noval to PAI LLC and Letter dated March 12, 2009 from C. Alexander Squires on behalf of the Issuer's Board of Directors to PAI LLC) incorporated by reference to Amendment No. 6 to this Schedule 13D filed March 16, 2009

Exhibit L	Open Letter dated April 1, 2009 from PAI LLC to the Issuer's Board of Directors and Shareholders incorporated by reference to Amendment No. 7 to this Schedule 13D filed April 1, 2009

CUSIP No. 136644101

Exhibit M	Letter dated April 3, 2009 from Blake, Cassels & Graydon LLP to Mr. V. Phil Lalonde of Brownlee LLP incorporated by reference to Amendment No. 8 to this Schedule 13D filed April 6, 2009

Exhibit N	Letter distributed May 15, 2009 from PAI LLC to certain Shareholders

CUSIP No. 136644101

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated:	May 18, 2009

PALO ALTO INVESTORS By: /s/ Mark Shamia Mark Shamia, Chief Operating Officer	PALO ALTO INVESTORS, LLC By: /s/ Mark Shamia Mark Shamia, Chief Operating Officer
/s/ Anthony Joonkyoo Yun Anthony Joonkyoo Yun, MD	/s/ William Leland Edwards William Leland Edwards

CUSIP No. 136644101

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of the securities of any issuer until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G. For that purpose, the undersigned hereby constitute and appoint Palo Alto Investors, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases and sales, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Dated:	September 29, 2008

PALO ALTO INVESTORS By: /S/ Mark Shamia, Chief Operating Officer	PALO ALTO INVESTORS, LLC By: /S/ Mark Shamia, Chief Operating Officer
/S/ Anthony Joonkyoo Yun, MD	/S/ William Leland Edwards

CUSIP No. 136644101

EXHIBIT N

May 14, 2009

Re: Solicitation of Your Vote to Elect An Independent

and Qualified Board of Canadian Superior Energy Inc.

Dear Fellow Shareholder,

As you may be aware, Palo Alto Investors, LLC, a California-based investment manager and long term holder of approximately 9.3% of the common shares of Canadian Superior Energy Inc., has requested that the Company call a special meeting of its shareholders to consider and, if deemed advisable, elect a new slate of nominee Directors as the Board of Directors. The Company has called its Annual and Special Meeting of Shareholders for June 26, 2009 and we are now soliciting your proxy to vote for our slate of nominee Directors. Like you, we have been greatly dismayed over the past eight months at the steady stream of bad news, falling stock price and dimming prospects of Canadian Superior. Palo Alto Investors strongly believes that all Canadian Superior shareholders would benefit from the election of a more experienced, qualified and independent Board of Directors focused on maximizing shareholder value.

If managed properly, Canadian Superior has tremendous opportunities in front of it. As such we propose to nominate for election a group of individuals whose personal and professional excellence matches the valuable prospects we believe the Company possesses. We have assembled a slate of nominee Directors with the requisite skills and experience to help Canadian Superior move forward. Our slate includes Kerry R. Brittain, Marvin M. Chronister, Randolph C. Coley, Dr. Michael Enachescu, Dr. James M. Funk, Robert J. Hassler, F. Gardner Parker and Dr. William Roach. These men are truly independent candidates who will fulfill key Board requirements, including: international oil and gas operational knowledge; project development expertise; international legal and contract experience; Board audit, compliance, nominating, and compensation committee expertise; and an expectation of overall corporate governance excellence. None of these individuals is an employee or an associate of Palo Alto Investors. The biographical information of each nominee is attached for your reference.

In identifying candidates with appropriate expertise, we have kept in mind the Company’s position and opportunities, including Western Canada, Eastern Offshore Canada, Trinidad, Tunisia/Libya, the United States LNG market, and beyond. We hope that you will recognize the alignment between our nominees and the requirements we have outlined above. We would be happy to answer any questions you have regarding the backgrounds of our Director nominees.

We have not identified a CEO candidate, as we are prepared to let the new Board of Directors make that decision, and we believe there are numerous excellent options for filling that important role. Directors’ compensation will be determined by the incoming Board and its new Compensation Committee. As shareholders we prefer to see goal alignment between Directors and shareholders, so we expect new Director compensation will include a meaningful stock position that recognizes the value each Director brings to the Board at this crucial juncture.

The upcoming Annual and Special Meeting of Shareholders is the culmination of a long and difficult process. We have voiced our concerns with the Board for some time, and we believe many other shareholders also share these concerns. We attach for your reference the letter we sent to the existing Board of Directors on November 5, 2008, in which we asked that the Company: 1) control the conflicts inherent in the then Chairman’s activities with Challenger Energy; 2) prepare for upcoming potential conflicts due to the now well publicized relationship with and loan to Challenger Energy; and 3) upgrade

CUSIP No. 136644101

the Board of Directors to include new Directors with relevant international oil and gas experience. We also attach for your reference the letter we sent April 1, 2009 to the Board which outlined a number of issues that the Board had not yet properly addressed or that indicated deep-seated issues with the governance of the Company.

Some good news has come recently, although in our view it is too little, too late. On April 27, 2009, the Company announced that Greg Noval and Michael Coolen had resigned as the Company’s Executive Chairman and President and CEO, respectively. However, the Board of Directors continues to be hampered by fundamental structural problems and lack of depth, and they need significant help. The existing Board includes some Directors that have long-term personal relationships with the now former Executive Chairman, Mr. Noval. The existing Board also includes individuals with little or no experience as public company directors and minimal experience with international oil and gas operations. The Company’s historic lack of transparency regarding the relationships among its existing directors, their historic resistance to shareholder requests for positive change, and the extremely limited disclosure of the Board’s qualifications further underscore our views.

As all shareholders are aware, the Company remains under creditor protection as a result of its March 2009 filing under the Companies’ Creditors Arrangement Act (“CCAA”) in Canada. We have no desire to disrupt the CCAA process and are committed to ensuring that current and prospective Board members appropriately manage the Board transition within the context of the CCAA proceedings. Palo Alto Investors has in fact worked diligently to support the CCAA process. Our initial discussions with the Board involved our suggestion of a rights offering for all shareholders to participate in refinancing the Company. When it was determined that it would be difficult to find a backstop for a large rights offering, we suggested debt or debt and equity combinations, separate or in conjunction with assets sales. With the high likelihood now of potential asset sales to allow the Company to pay off existing debt, we have continued to talk to financing partners that could provide long term capital after an emergence from CCAA protection. We believe that by the Annual and Special Meeting of Shareholders scheduled for June 26, 2009, the Company’s plan of reorganization will have been proposed to creditors and it will be the appropriate time for a new Board to start working toward the future.

We attach to this letter our “Form of Proxy” with which you authorize Palo Alto to vote your shares for our slate of Directors. We hope that, like us, you see the opportunity that we have to match this excellent group of Directors with an asset base in Canadian Superior that we all believe can create significant future value for shareholders.

We ask that you express your confidence in our slate and return your voting decision to us as soon as possible.

We appreciate your support,

David J. Anderson

Palo Alto Investors, LLC

470 University Ave

Palo Alto, CA 94301

650-325-0772

CUSIP No. 136644101

Nominees for Election to the Board of Directors of Canadian Superior Energy Inc.

Palo Alto Investors proposes that the persons named below be nominated for election as directors of Canadian Superior at the Annual and Special Meeting of Canadian Superior Shareholders called for June 26, 2009. If elected, each nominee would hold office until the next annual meeting of Canadian Superior shareholders or until his successor is duly elected or appointed.

The table and notes below set out, in respect of each nominee, the name of each person proposed to be nominated, the nominee’s present principal occupation, business or employment, each principal occupation, business or employment of such nominee for the previous five years and the number of Canadian Superior shares beneficially owned or over which the nominee or his associates exercises control or direction as of the date hereof. The information is, in each instance, based upon information furnished by the nominee.

We urge you to carefully consider the qualifications of the nominees set forth below and how they can benefit Canadian Superior and provide the Company with leadership and strategic direction.

Nominee (1)	Present Principal Occupation and Principal Occupation for the Past Five Years	Number of Shares of Canadian Superior Beneficially Owned
Dr. William Roach Alberta, Canada	President and Chief Executive Officer, UTS Energy Inc. (2004 – Present)	Nil.
Dr. James M. Funk Pennsylvania, United States	Independent Consultant (2003 – Present) President – Equitable Production Company Senior VP – Equitable Resources (2000-2003)	Nil.
Dr. Michael Enachescu Alberta, Canada	Chief Geophysicist, MGM Energy (2008-Present) Adjunct Professor, Memorial University (2007 – 2008) Husky Energy Sr. Fellow in Exploration Geophysics, Associate Professor, Memorial University (2003-2007)	1,000
Robert J. Hassler Texas, United States	Retired (2008 – Present) President, European Refining and Marketing, ConocoPhillips Inc. (2006 – 2008)	Nil.
Kerry R. Brittain Texas, United States	Attorney (2007 – Present) Senior Vice President, General Counsel & Corporate Secretary, Harvest Natural Resources (2002-2007)	Nil.
Randolph C. Coley Texas, United States	Retired Partner, King & Spalding LLP (1978-2008)	Nil.
Marvin M. Chronister Texas, United States	Energy Finance and Operations Consultant (2006 – Present) Financial Operations Practice Director, Jefferson Wells (2004-2006)	Nil.
F. Gardner Parker Texas, United States	Trust Manager, Camden Property Trust (1993 – Present)	Nil.

(1) None of the nominees has been or is currently a director of Canadian Superior, nor have any of the nominees held any other position or office with Canadian Superior or any of its affiliates. Each of the nominees is qualified to be a director under the Alberta Business Corporations Act and has consented to being named as a nominee herein.

CUSIP No. 136644101

Profiles of Nominees

Dr. William Roach

Dr. William Roach joined UTS Energy Inc. in June 2004 and is currently UTS’s President and Chief Executive Officer. UTS is a Canadian company developing bitumen reserves from oil sands deposits in the company’s Fort Hills, Equinox, and Frontier projects. Dr. Roach has a successful 25-year track record directing and managing the design, construction and delivery of large capital-intensive national and international upstream oil and gas projects. From 2000 to 2004, he served as General Manager of East Coast Development for Husky Energy where he directly managed the multi-billion dollar White Rose FPSO project. From 1996 to 2000, Dr. Roach was Vice President of Projects with British Borneo USA, Inc., where he established and managed their deepwater Gulf of Mexico presence and led the development of two new Tension Leg Platform projects; Dr. Roach was with Shell from 1984 through 1996 where he executed on numerous large-scale projects in the North Sea and West Africa. He is a Professional Engineer in Canada and the UK and holds a B.Sc. in Metallurgy and a Ph.D. in Physical Metallurgy. From 2004 through 2007, Dr. Roach also acted as Governor of the Canadian Association of Petroleum Producers (CAPP).

Dr. James M. Funk

Dr. Funk is an independent consultant and producer with over 30 years of experience in the energy industry. He served as Senior Vice President of Equitable Resources and President of Equitable Production Co. from June 2000 until January 2003. Previously, he worked for 23 years at Shell Oil Company in senior management and technical positions. Dr. Funk currently serves as a Director of Range Resources, an independent oil and gas company, and Superior Energy Services, a public oilfield services company headquartered in New Orleans. He has previously served on the Boards of Westport Resources (2000-2004) and Matador Resources Company (2003-2008). Dr. Funk received an A.B. degree in Geology from Wittenberg University, an M.S. in Geology from the University of Connecticut, and a PhD in Geology from the University of Kansas. He is a Certified Petroleum Geologist.

Dr. Michael Enachescu

Dr. Enachescu is a renowned authority on the geology of the Canadian East Coast offshore frontier, encompassing the areas offshore Newfoundland and Labrador, and Nova Scotia. He is the Husky Energy Senior Fellow in Exploration Geophysics at Memorial University of Newfoundland and an associate professor at the Department of Earth Sciences. Dr. Enachescu started his career in resource exploration and geophysical research in Europe. Since 1981, he has worked in Calgary and Halifax on major offshore exploration programs for Suncor Resources, Trillium/Mosbacher, and Husky Energy. He was a contributor to the Development Plan Applications for Terra Nova and White Rose fields. His 18 year career at Husky Energy took him from staff geophysicist to geophysics team leader of International and Frontier Department. Dr. Enachescu has acted as an advisor to Palo Alto Investors, LLC for Canadian exploration ventures and also advises several small and major oil companies, investment groups and scientific panels. Dr. Enachescu obtained his PhD from the University of Bucharest, Romania.

Robert J. Hassler

Mr. Hassler’s career encompasses 33 years with Conoco/ConocoPhillips in increasingly responsible technical and senior management roles. With his in-depth experience in operations, planning, and project management and broad knowledge of the petroleum industry, Mr. Hassler progressed to General Manager positions in exploration and production as well as refining and marketing. In 2004, he became President of ConocoPhillips’ East/Gulf Coast US Refining and, in 2006, President European Refining and Marketing. Mr. Hassler retired in 2008. He holds a BS in Chemical Engineering from the University of Nebraska and a Masters in Management from MIT.

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Kerry R. Brittain

Mr. Brittain is currently in private law practice advising companies on acquisitions and domestic and international transactions. From 2002 to 2007, he served as Senior Vice President, General Counsel & Corporate Secretary for Harvest Natural Resources. From 2001 to 2002, he was Vice President, General Counsel & Secretary for Timera Inc. and Transentric LLC, privately held start-up software development and distribution companies. His previous 24 years were with Union Pacific Resources where he served in various roles within the Legal Department, ultimately as Vice President, General Counsel & Corporate Secretary. Mr. Brittain holds a BA in Political Science from the University of Wyoming and earned his JD with honors at the University of Wyoming College of Law.

Randolph (Randy) C. Coley

Mr. Coley retired from private law practice with King & Spalding LLP in 2008. He began with King & Spalding as an Associate in Corporate & Securities Law in 1978 and became Partner in 1985. He remained with King & Spalding LLP until retirement, except for two years (1996-1998) when he was Executive Managing Director Investment Banking Group at Morgan Keegan. During his tenure at King Spalding LLP, Mr. Coley served on numerous committees including the Policy and Sarbanes-Oxley Committees and was Managing Director of the Houston office. Additionally, he serves on the Audit and Nominating & Governance Committees of Deltic Timber Corporation (NYSE: DEL). Mr. Coley received his bachelor degree from Vanderbilt University and earned his JD from Vanderbilt’s School of Law.

Marvin M. Chronister

Mr. Chronister is an energy finance and operations consultant with over 30 years of progressive industry experience. From 2007 to 2009, he served on the Board of Directors of Saratoga Resources, a publicly held independent exploration and production company, where he was Audit Committee Chairman and on the Compensation Committee. From 2004 to 2006, Mr. Chronister was Financial Operations Practice Director for Jefferson Wells. His prior experience includes Managing Director Corporate Finance with Deloitte & Touche as well as Energy Investment Banking roles with both Kidder Peabody and Merrill Lynch. Mr. Chronister held earlier senior management positions with Transwestern Investments, Kidde Corporation and N.L. Industries. His previous board experience includes Harken Energy Corporation, Creel Energy Corporation, Resource Development Corporation, Transwestern Investments, and Electro-Marine, Inc. Mr. Chronister earned his BBA from Stephen F. Austin State University.

F. Gardner Parker

Mr. Parker has been a Trust Manager of Camden Property Trust since 1993 and served as Lead Trust Manager until 2006. During his tenure with Camden, he has chaired the Audit, Compensation and Corporate Governance Committees.  He has also been a director of Carrizo Oil & Gas since 2000 and currently serves as Chairman of the Audit and Compensation committees.  Mr. Parker is also currently on the boards of Hercules Offshore (Audit Chair and Compensation), Pinnacle Oil and Gas (Audit Chair and Compensation), and Sharpes Medical Compliance (Lead Outside Director, Audit Chair, and Compensation).  In addition to the five publicly traded companies, Mr. Parker serves on several private boards including Gillman Automotive Dealerships, Net Near U Communications, Camp Longhorn Inc, Sherwood Healthcare Inc., Norton Ditto Ltd, and Whitney Bank Texas. His earlier career includes 14 years with Ernst & Ernst (now Ernst & Young LLP), 7 of which he served as a Partner. Mr. Parker is a graduate of University of Texas and is a Certified Public Accountant.

Additional Information

Palo Alto does not expect that any of the nominees will be unable to stand for election to the Board of Directors or to serve as a director if elected. In the event that a vacancy in the slate of nominees should occur unexpectedly, Palo Alto may appoint a substitute candidate selected by them. Each of the nominees has entered into an agreement with Palo Alto to stand as a nominee for election under certain terms and

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conditions, including the provision by Palo Alto of an indemnity to the nominees for claims incurred as a result of their agreement to stand for election to the Board of Directors. Such indemnity will terminate upon their election to the Board.

To the knowledge of Palo Alto, none of the nominees or any of their respective associates or affiliates (i) has had a material interest, direct or indirect, in any transaction since the beginning of Canadian Superior’s most recently completed financial year or in any proposed transaction that has materially affected or will materially affect Canadian Superior or any of its affiliates, or (ii) has any material interest in any matter to be acted upon at the Annual and Special Meeting of Shareholders (other than in respect of their ownership of securities of Canadian Superior described above) other than the election of directors.

To the knowledge of Palo Alto, none of the nominees is or has been indebted to Canadian Superior or any of its subsidiaries at any time since the beginning of Canadian Superior’s most recently completed financial year or which have indebtedness to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding by Canadian Superior or any of its subsidiaries.

Composition of the Board

Palo Alto believes that, if elected, all of its nominees will be considered to be “independent” directors for the purposes of applicable securities law and stock exchange rules.

Corporate Cease Trade Orders, Penalties, Sanctions or Bankruptcies

To the knowledge of Palo Alto, except as set forth below, none of its nominees (or a personal holding company of such person) (A) is or has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; (B) is or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision; (C) is or has been in the last ten years, a director, chief executive officer or chief financial officer of any company that, (a) was subject to a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer or (b) was subject to a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; (D) is or has been in the last ten years, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (E) has in the last ten years become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold such person’s assets.

Mr. Chronister was a director Saratoga Resources, Inc. from 2007 to 2009. Subsequent to Mr. Chronister’s resignation from the board, Saratoga Resources filed for protection under Section 11 for the U.S. Bankruptcy Code. As of the date hereof, the proceedings under the Bankruptcy Code are on-going.

Canadian Securities Laws

The following information is provided for purposes of Part 9 of National Instrument 51-102 - Continuous Disclosure Obligations.  Palo Alto Investors, LLC (“PAI”) expects to prepare and file a dissident proxy

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circular for the purpose of soliciting proxies on its own behalf in support of its alternate slate of nominees for election as directors of Canadian Superior, Suite 3200, 500 – 4th Avenue SW, Calgary, Alberta, T2P 2V6, at the Annual and Special Meeting of Shareholders of Canadian Superior requisitioned by PAI on February 17, 2009 and called by Canadian Superior for June 26, 2009.   Proxies may be solicited by mail, telephone, fax or other electronic means and in person, as well as by newspaper or other media advertising, or by a proxy solicitation agent retained by PAI for such purpose. Any proxy given in respect of PAI’s nominees may be revoked in any manner permitted by law or as instructed in PAI’s dissident proxy circular.  Any costs of solicitation will be borne by PAI. This document will be available on www.sedar.com.

Notice to US Shareholders

This solicitation of proxies is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Accordingly, such solicitation is made in the United States with respect to securities of a Canadian foreign private issuer in accordance with Canadian corporate and securities laws and this document has been prepared in accordance with disclosure requirements applicable in Canada. Shareholders of Canadian Superior Energy Inc. in the United States should be aware that such requirements are different from those of the United States applicable to proxy filings under the U.S. Exchange Act.

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November 5 Letter

Please see Exhibit F filed with Amendment No. 2 to this Schedule 13D on November 6, 2008.

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April 1 Letter

Please see Exhibit L filed with Amendment No. 7 to this Schedule 13D on April 1, 2009.

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FORM OF PROXY

This Form of Proxy is solicited by Palo Alto Investors, LLC (“Palo Alto”) and not by or on behalf of the management of Canadian Superior Energy Inc. (“Canadian Superior”), and will be used by Palo Alto for the Annual and Special Meeting of holders of common shares (“Common Shares”) of Canadian Superior, scheduled to be held on Friday, June 26, 2009.

The undersigned shareholder of Canadian Superior hereby appoints David J. Anderson, or failing him, Mark Shamia, or in lieu of either of the foregoing _________________________________________, as proxyholder of the undersigned, with full power of substitution, to attend, vote and act for and on behalf of the undersigned at the Annual and Special Meeting of shareholder of Canadian Superior scheduled to be held on Friday, June 26, 2009 and at any postponement or adjournment thereof (the “Meeting”), in respect of all matters that may come before the Meeting, to the same extent and with the same powers as if the undersigned were personally present at the Meeting, with authority to vote at the proxyholder’s discretion except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the proxyholder to vote the Common Shares of Canadian Superior represented by this Form of Proxy in the following manner:

1.

VOTE FOR [ ] or Against [ ] a resolution amending s. 4.02 of the Canadian Superior By-law Number 1 deleting the requirement that one half of the Board of Directors be comprised of resident Albertans and replacing such provision with a requirement that 25% of the Board of Directors be comprised of resident Canadians;

2.

VOTE FOR [ ] or Withhold From Voting [ ] for the election of the following eight (8) nominees to the Board of Directors: Kerry R. Brittain, Marvin M. Chronister, Randolph C. Coley, Dr. Michael Enachescu, Dr. James M. Funk, Robert J. Hassler, F. Gardner Parker and Dr. William Roach, and;

3.	VOTE FOR [ ] or Withhold From Voting [ ] for the re-appointment of Canadian Superior’s auditors;
4.	Vote For any other business which may property come before the Meeting or any adjournment or postponement thereof, in such manner as the said proxyholder sees fit.

Palo Alto recommends that shareholders of Canadian Superior vote FOR the above matters.

The Common Shares represented by this Form of Proxy will be voted, where the shareholder has given a choice above, as directed or, if no direction is given, FOR each of the foregoing matters. The person or persons appointed under this Form of Proxy are conferred with discretionary authority with respect to amendments or variations of those matters specified in this form of Proxy and with respect to any other matters which may be properly brought before the Meeting.

The undersigned hereby revokes any prior proxies.

DATED this ____ day of _________________, 2009

____________________________________________

Signature of Shareholder

____________________________________________

Name of Shareholder

(Please Print)

INSTRUCTIONS:

1. The shareholder submitting this proxy has the right to appoint a person to represent such shareholder at the Meeting other than the persons designated on this Form of Proxy. To exercise this right, the shareholder may either insert the name of the desired representative in the blank space provided or submit another form of proxy.

2. This proxy must be signed by the registered shareholder or such shareholder's attorney in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized. Any proxy which is undated will be deemed to bear the date on which it was mailed to the shareholder.

3. Properly executed forms of proxy must be received at least 48 hours excluding Saturdays, Sundays and statutory holidays prior to the time of the Meeting or any adjournment thereof. Proxies may be delivered to:

Palo Alto Investors, LLC.

Attn: Canadian Superior Proxy

470 University Ave

Palo Alto, CA 94301